PATTON BOGGS LLP
2001 Ross Avenue, Suite 3000
Dallas, Texas 75201
November 14, 2006
Mail-Stop 4561
Via facsimile, Edgar and Federal Express
Chris Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc. Form S-3 File No. 333-138207 Filed October 25, 2006
Ladies and Gentlemen:
     This letter sets forth the responses of Texas Capital Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 9, 2006 (the “Comment Letter”), with respect to the Registration Statement (File No. 333-138207) on Form S-3 (the Registration Statement”) that we originally filed on October 25, 2006. Concurrently with the delivery of this letter, we are filing Amendment No. 1 to the Registration Statement with the Commission. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.
General
1.	The staff notes that the 2004 and 2005 Forms 10-K filed on March 3, 2006 and March 15, 2005 indicated in the footnotes the financial statements that 159,478 shares were outstanding as of December 31, 2004. Please confirm to us that this is correct. If not, and noting your disclosure that the error was discovered in December, 2005, why were the financial statements and footnotes not corrected? In addition, advise us as to how many shares were sold under the ESPP from December 31, 2004 to present and include the dates of sale, number of shares sold, the sale price(s) and the number of purchasers.

Response: The number of shares outstanding for December 31, 2004 was 159,478. No shares were issued subsequent to December 31, 2004 under the Company’s Employee Stock Purchase Program (“ESPP”). The 16,361 shares referenced in the Registration Statement were issued on June 30, 2005. They were not issued under the ESPP, as the maximum number of shares under the ESPP had already been issued. The shares were issued to 144 purchasers at $18.38 per share

2.	Noting your disclosure that the Company operates primarily in Texas, yet the affected employees are in 8 other states, supplementally advise the staff as to what functions are performed in those other states by those employees or otherwise explain why they are located in other states.

Response: The out-of-state employees were involved in the Company’s residential mortgage lending business.
Table of Contents, page i
3.	Revise the Table to eliminate the Exhibits as they are not part of the Prospectus. In addition, revise to add the Rescission Election Form, Rescission Letter to Holders and the Form of Stock Power as Appendices.

Response: The Table of Contents has been revised to eliminate the reference to Exhibits and to add (i) the Rescission Election Form, (ii) the Rescission Letter to Holders, and (iii) the Form of Stock Power as Appendices to the Table.
Risk Factors
Risks Associated With Our Business, page 2
4.	Revise the penultimate risk on page 7 (claims and litigation) to disclose whether or not there are any current potentially material claims or litigation. If so, briefly summarize. If not, so state.

Response: The penultimate risk factor on page 7 has been revised to disclose that there are no current potentially material claims or litigation pending against the Company.
Our Rescission Offer
Rescission Offer and Price, page 10
5.	Revise this section to add subsections for each of the 7 states listed and include therein the number of purchasers, purchase price and interest from the date of purchase through the date the rescission offer expires, i.e., illustrate the rescission price and calculation for each state.

Response:	The registration statement has been revised accordingly.

Incorporation by Reference, page 17
6.	Revise to add the Forms 8-K filed on October 5 and 20, 2006.

Response: We have revised the Incorporation by Reference section to include Forms 8-K filed by the Company on October 5 and 20, 2006.
Exhibit 99.2
Form of Letter to Rescission Offer Recipients
7.	Revise the first sentence to delete “the accompanying materials” and insert “Prospectus, Election Form and Stock Power Form” as well as any other material being sent.

Response: We have revised the first sentence of this exhibit to read, “You are receiving this letter and the accompanying Prospectus, Election Form and Stock Power Form because you purchased shares of our common stock under our 2000 Employee Stock Purchase Plan on June 30, 2005.”
     We also enclose on behalf of the Company a request for acceleration of the effective date of the Registration Statement to 10:00 a.m., Washington, D.C. time, on Friday, November 17, 2006.
     If you have any further questions or comments, please contact me at (214) 758-6630 or (214) 641-3698.

Sincerely, /s/ Norman R. Miller Norman R. Miller

cc: Mr. Michael Clampitt
     Examiner
bcc: Ryan Mitchell, Esq.

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